Exhibit 99.1

May 3, 2021	News Release 21-09

Underground Exploration Drilling at Brucejack Extends Mineralization Below the Current Mining Levels and Intercepts High-Grade Gold to the East

Vancouver, British Columbia, May 3, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announces that underground exploration drilling conducted in 2020 from the 1080 Level, one of the lowest mining levels at the Brucejack Mine, intercepted high-grade gold mineralization at depth and to the east of the Valley of the Kings deposit.

“These results continue to highlight the potential to extend beyond the defined resource and confirm that the Valley of the Kings deposit remains open at depth,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “A new extension of gold mineralization was also intercepted immediately to the east of the existing underground infrastructure that could provide easy access for future development. Our follow-up underground resource expansion drill program is currently underway, and we look forward to announcing the next set of drill results.”

The 1080 Level resource expansion drill program is separate from the previously disclosed North Block expansion drill program, which intercepted high-grade gold mineralization to the north of current underground infrastructure (see news release dated February 25, 2021). Both programs formed part of the underground resource expansion drill program.

Drilling on the 1080 Level East and 1080 Level West intercepted high-grade gold mineralization up to 200 meters below and 200 meters east of the current Mineral Resource shell. Four intersections assayed above 1,000 grams per tonne gold. Results include 245.9 grams per tonne gold over 7.5 meters, including 1,635 grams per tonne gold and 1,465 grams per tonne silver over 1.0 meter in VU-2421 and 1,400 grams per tonne gold and 1,310 grams per tonne silver over 1.0 meter in VU-2397.

The 1080 Level resource expansion drill program was comprised of 14,009 meters in 59 drill holes, with 4 drill fans completed in the 1080 Level East and 2 drill fans completed in the 1080 Level West. Drilling tested an area to the east and west of where Pretivm is currently mining on the level.

1080 Level Drilling – Assay Results

Drilling in the 1080 Level East intersected visible gold mineralization in breccias along the Bridge Zone Porphyry contact and in narrow quartz-carbonate veins within the Bridge Zone Porphyry. This is a new area of gold mineralization that presents the down dip extension of domains in higher levels of the mine. Drilling in the 1080 Level West identified high-grade gold mineralization in the footwall of the Domain 20 normal fault and the down dip extension of the Domain 20 quartz stockwork.

In 2021, the 1080 Level resource expansion drill program will focus on infilling between the initial drill fans, particularly on the lower extents of the Brucejack Fault in the West and the visible gold mineralization associated with the Bridge Zone Porphyry contact in the East. Drilling is currently underway, and assay results are pending.

For a plan and section view of the 2020 1080 Level resource expansion drill program please see below.

Significant drill results are shown below:

•	Hole VU-2355 intersected 303.6 grams per tonne gold over 5.0 meters, including 1,380 grams per tonne gold and 373 grams per tonne silver over 1.0 meters.
•	Hole VU-2380 intersected 96.9 grams per tonne gold over 5.3 meters, including 399 grams per tonne gold over 1.0 meters.

•	Hole VU-2421 intersected 245.9 grams per tonne gold over 7.5 meters, including 1,635 grams per tonne gold and 1,465 grams per tonne silver over 1.0 meters.
•	Hole VU-2422 intersected 16.7 grams per tonne gold over 28.0 meters, including 381 grams per tonne gold over 1.0 meters.
•	Hole VU-2383 intersected 1,555 grams per tonne gold and 1,665 grams per tonne silver over 1.0 meters.
•	Hole VU-2397 intersected 1,400 grams per tonne gold and 1,310 grams per tonne silver over 1.0 meters.
•	Hole VU-2398 intersected 15.7 grams per tonne gold over 7.5 meters.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects, responsible for the resource expansion drill programs and has reviewed and approved the scientific and technical information in this news release related thereto.

Table 1: Selected 1080 Level Drilling Results, March 2021 (VU-2353 to VU-2435)(1,2)

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments
Drill Fan 1080_11
VU-2353		43.5	49.5	6.0	5.9
	And	204.0	210.0	6.0	5.7
VU-2354		160.0	161.0	1.0	35.2
	And	205.5	207.0	1.5	29.6
VU-2355		47.0	49.5	2.5	41.7
	And	168.5	169.5	1.0	802.0	577 g/t Silver
	And	268.0	273.0	5.0	303.6
	Incl	268.0	269.0	1.0	1380.0	373 g/t Silver
VU-2357		34.5	51.0	16.5	4.1
	Incl	34.5	37.5	3.0	14.5
	And	105.0	109.5	4.5	9.9
VU-2358		33.0	67.5	34.5	4.4
	Incl	58.5	67.5	9.0	10.1
VU-2377		34.5	40.5	6.0	5.2
VU-2387		33.0	38.0	5.0	4.9
VU-2379		165.0	166.0	1.0	505.0	238 g/t Silver
VU-2380		54.3	59.5	5.3	96.9
	Incl	54.3	55.3	1.0	399.0
Drill Fan 1080_37
VU-2417		61.5	64.5	3.0	41.2
	And	183.0	184.0	1.0	408.0
VU-2418		115.5	120.0	4.5	12.0
VU-2419		28.0	30.0	2.0	161.0
VU-2421		28.5	36.0	7.5	245.9
	Incl	33.0	34.0	1.0	1635.0	1465 g/t Silver

Hole No.	Dip/ Azimuth	From (meters)	To (meters)	Length (meters)	Gold (g/t)	Comments

	And	90.0	91.0	1.0	477.0	317 g/t Silver
	And	250.0	252.9	2.9	11.3
VU-2422		29.5	30.5	1.0	202.0	203 g/t Silver
	And	220.0	248.0	28.0	16.7
	Incl	247.0	248.0	1.0	381.0	300 g/t Silver
Drill Fan 1080_41
VU-2381		3.0	6.0	3.0	30.0
	And	93.0	106.5	13.5	13.3
VU-2382		1.5	2.5	1.0	659.0	182 g/t Silver
VU-2383		108.7	111.0	2.3	680.1
	Incl	109.3	110.3	1.0	1555.0	1665 g/t Silver
VU-2395		45.5	46.5	1.0	233.0	175 g/t Silver
	And	105.5	108.5	3.0	12.7
VU-2397		175.0	176.0	1.0	1400.0	1310 g/t Silver
VU-2398		214.0	221.5	7.5	15.7
VU-2399		195.5	198.0	2.5	93.4
VU-2403		37.5	39.5	2.0	74.7

(1) True thickness to be determined.

(2) All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP-MS finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and one in 20 samples had a sample cut from assay rejects assayed as a field duplicate at ALS Chemex in North Vancouver, B.C. ALS Chemex is independent of Pretivm.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: results, analyses and interpretations of exploration and drilling programs; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs and our grassroots exploration program, and the plans, specifications, targets, results, benefits, costs and timing thereof; expectations around grade of gold and silver production; Brucejack Mine production rate and gold recovery rate; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; the estimation of mineral resources and mineral resources including any updates thereto; parameters and assumptions used to estimate mineral resources and mineral resources; realization of mineral resource and mineral resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our mineral resources and mineral resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; the effects of the novel coronavirus (2019-nCoV) outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts, and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans including related protocols and procedures. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those related to: the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effects of the COVID-19 outbreak as a global pandemic and at the Brucejack Mine, including anticipated operational and financial impacts and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures;; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Resource estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Resources for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery laws; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended. Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Resource estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; stability in financial capital markets; and the impact of the COVID-19 outbreak. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release. Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Definition & Expansion Drilling

Underground Section View Looking West

PRETIVM

~ 195,000 meters of drilling planned for 2021

- 113,000 meters of In-Resource drilling
- 82,000 meters of Resource Expansion drilling

S
N
Valley of the Kings
Indicated Resource
West Zone
Indicated Resource
+1500
+1200
+900
Bridge Zone
1345 Domain P1
Fault Zone
Galena Hill
West Zone
Gossan Hill
1080 Level
North Block
300 m
In-Resource Drilling Areas¹
Resource Expansion Drilling Area¹
Resource Shell²
Exploration Drifts

(1) 2020 Underground Exploration Drilling: see News Release dated Jan 18/21
(2) Outline of Measured and Indicated Mineral Resource, based on Technical Report effective Mar 9/20

1

2020 1080 Level Drill Results

Plan View

PRETIVM

1080 Level West
1080 Level East
N
1080_07
1080_11
1080_25
1080_29
1080_37
1080_41
Resource Shell
Mine Development
Phase 2 Proposed Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
100 m

2

2020 1080 Level Drill Results

Cross Section View Looking North

PRETIVM

W
E
VOK
Indicated Resource
1080 Level
+1200
+1050
+900
+426450 E
+426600 E
+426750 E
+426900 E
Resource Shell
Mine Development
Phase 2 Proposed Drilling
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
250 m

3

2020 1080 Level Drill Results

PRETIVM

Section View – Fan 1080_11

SW
NE
VU-2379
VU-2380
VU-2378
1080 Level Drill Bay
VU-2377
VU-2358
VU-2357
VU-2356
VU-2355
VU-2354
VU-2353
VU-2352
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1
100 m

4

2020 1080 Level Drill Results

Section View – Fan 1080_37

PRETIVM

SW
NE
Bottom of Current Resource Shell
1080 Level Drill Bay
VU-2422
VU-2421
VU-2420
VU-2419
VU-2418
VU-2417
100 m
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1

5

2020 1080 Level Drill Results

Section View – Fan 1080_41

PRETIVM

SW
NE
VU-2403
VU-2402
VU-2401
Bottom of Current Resource Shell
VU-2400
1080 Level Drill Bay
VU-2399
VU-2398
VU-2397
VU-2396
VU-2395
VU-2383
VU-2382
VU-2381
100 m
Resource Shell
Mine Development
Drill Hole Assays Gold (g/t)
>20
5-20
1-5
<1

6